Exhibit 12.2
GOODRICH PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS
(In Thousands, Except Ratios)

	Six	Six
	Months	Months
	ended	ended
	June 30,	June 30,	Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes	$(23,755)	$17,555	$14,419	$(37,554)	$(3,606)	$(7,768)	$(6,771)
Plus: fixed charges	9,498	6,849	17,100	3,521	2,084	2,026	1,969
Preference securities dividends	(4,652)	(4,652)	(9,255)	(1,162)	(974)	(975)	(984)

Earnings available for fixed charges	$(18,909)	$19,752	$22,264	$(35,195)	$(2,496)	$(6,717)	$(5,786)

Fixed Charges:
Interest expense	$4,846	$2,197	$7,845	$2,359	$1,110	$1,051	$985
Preference securities dividends	4,652	4,652	9,255	1,162	974	975	984

Total fixed charges	$9,498	$6,849	$17,100	$3,521	$2,084	$2,026	$1,969

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a )	2.88	1.30	(b )	(c )	(d )	(e )

(a)	Earnings for the six months ended June 30, 2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $28,407 thousand.

(b)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $38,716 thousand.

(c)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $4,580 thousand.

(d)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $8,743 thousand.

(e)	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $7,755 thousand.